Contact

www.linkedin.com/in/matthew-shore (LinkedIn)
www.tstar.com/default.asp (Company)

Top Skills

Materials Science
Solidworks
Microsoft Office

Honors-Awards

Graduate Student Fellowship Award
Senior Design Project - Presentation Award
Arai Charles R. Manning Scholarship
Undergraduate Research Award
National Engineering Design Challenge - First Place

Publications

Synthesis of Au(Core)/Ag(Shell) Nanoparticles and their Conversion to AuAg Alloy Nanoparticles

Matthew Shore

Head of Product at Attuned Intelligence
San Diego County, California, United States

Experience

Attuned Intelligence

Founding Team Member, Leading Product
July 2024 - Present (1 year 8 months)
San Diego, California, United States

At Attuned Intelligence we've built AI voice agents specifically for healthcare's hardest problem—hospital mainlines—with both AI and human oversight on every call to ensure safety in these high-stakes workflows. Hospitals go live in days, getting instant staffing relief with purpose-built technology focused on healthcare's unique needs.

Frontier Bio

Member Board of Directors
May 2020 - Present (5 years 10 months)

Provide strategic guidance to executive team to assist in the definition of the company's long term vision.

Google

11 years 3 months

Sr. Technical Solutions Consultant
May 2022 - November 2024 (2 years 7 months)
San Diego, California, United States

Drive growth of Android Health APIs. Define the next generation of Android Health developer features and partner with top developers to drive improved health among Android users.

Senior Program Manager
August 2017 - May 2022 (4 years 10 months)

Program manager at Google Health working on deep learning applications in healthcare. Co-founded research team aimed at applying computer vision and waveform analysis to improve remote patient monitoring. Oversaw and managed a multi-million dollar budget across a team of 60+ engineers.

Program Manager
March 2016 - August 2017 (1 year 6 months)
Mountain View, CA

Program manager on Search, focusing on launching new features to billions of users on the Android and iOS Google Search App.

Platforms Specialist
April 2014 - March 2016 (2 years)
Mountain View, CA

Technical expert in DoubleClick advertising products responsible for large advertisers with in depth training and assistance when planning and executing online advertising campaigns. Specialized in advanced products including Data Transfer and Dynamic Remarketing.

Solutions Consultant - Contractor
September 2013 - April 2014 (8 months)
Mountain View, CA

Specialized in AdWords remarketing strategies.

TriStar Plastics Corp.

Engineering Manager
March 2013 - September 2013 (7 months)

Provided technical support, including general material selection and engineering troubleshooting for 20 sales associates, vendors, and clients.

University of Florida

2 years 8 months

Graduate Research Assistant - Biomedical Engineering
August 2011 - March 2013 (1 year 8 months)

Biomedical research focused on epilepsy and the potential use of optogentics as a therapy for patients.

Graduate Research Assistant - Materials Science and Engineering
August 2010 - July 2011 (1 year)

North Carolina State University

Undergraduate Researcher
August 2008 - August 2010 (2 years 1 month)

Materials research focused on utilizing nanoparticles for the treatment of cancer.

Education

University of Florida
Masters of Science, Biomedical Engineering · (2010 - 2012)

North Carolina State University
Bachelor’s Degree, Materials Science And Engineering · (2008 - 2010)

Purdue University
Engineering · (2006 - 2007)

Gulliver Preparatory
· (2002 - 2006)